UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 10, 2021

_____

In the Matter of

Atlantic Acquisition II, Inc.
Robert Bubeck
18731 SE River Ridge
Tequesta, FL 33469

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-221490

_____

Atlantic Acquisition II, Inc. filed with the Commission post-effective amendments to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The post-effective amendments have been on file for more than nine months and have not yet become effective.

Atlantic Acquisition II, Inc. has failed to respond to notice under Rule 479 that the post-effective amendments would be declared abandoned unless timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the post-effective amendments be declared abandoned on February 10, 2021.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief